INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

March 31, 2022

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	March 31, 2022	December 31, 2021
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	186,051	230,779
Client and trust funds on deposit	1,347,616	1,199,904
Investments [note 8]	35,311	131,772
Accounts receivable and prepaid expenses	275,167	272,962
Income taxes receivable	3,607	3,607
Total current assets	1,847,752	1,839,024
Capital assets, net	52,676	52,596
Right-of-use assets	136,827	142,606
Intangibles [note 2]	6,113,366	6,185,237
Deferred income taxes	60,162	56,901
Other assets [note 5]	452,646	383,187
Total assets	8,663,429	8,659,551
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities [note 5]	303,990	369,081
Current portion of provisions and other financial liabilities [note 4]	293,951	572,432
Redeemable non-controlling interests [note 5]	564,064	—
Dividends payable [note 7]	69,475	71,072
Client and trust funds payable	1,363,874	1,202,079
Income taxes payable	13,621	19,035
Current portion of long-term debt [note 3]	225,268	444,486
Current portion of lease liabilities	19,617	20,216
Total current liabilities	2,853,860	2,698,401
Long-term debt [note 3]	3,304,702	3,331,552
Provisions and other financial liabilities [note 4]	246,998	379,641
Deferred income taxes	478,849	480,777
Lease liabilities	148,253	153,540
Total liabilities	7,032,662	7,043,911
Equity
Share capital [note 6(a)]	1,777,507	1,810,153
Contributed surplus	31,018	28,368
Deficit	(172,743)	(226,715)
Accumulated other comprehensive loss	(29,352)	(23,289)
Total equity attributable to the shareholders of the Company	1,606,430	1,588,517
Non-controlling interests	24,337	27,123
Total equity	1,630,767	1,615,640
Total liabilities and equity	8,663,429	8,659,551
(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland Director	William Butt Director

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended March 31

	2022	2021
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Canada asset management fees	437,623	425,122
Trailer fees and deferred sales commissions	(135,289)	(132,700)
Net asset management fees	302,334	292,422
Canada wealth management fees	138,246	119,570
U.S. wealth management fees	164,479	44,688
Other revenues	21,646	26,684
Foreign exchange gains	11,469	20,201
Other gains (losses)	(4,424)	4,136
Total net revenues	633,750	507,701

EXPENSES
Selling, general and administrative [note 5]	259,633	151,889
Advisor and dealer fees	106,908	95,092
Interest and lease finance [note 3]	35,876	21,322
Amortization and depreciation [note 12]	11,376	10,029
Amortization of intangible assets from acquisitions	24,083	9,554
Transaction, integration, restructuring and legal settlements	3,800	854
Change in fair value of contingent consideration	3,088	22,209
Other [note 4]	3,226	34,603
Total expenses	447,990	345,552
Income before income taxes	185,760	162,149

Provision for income taxes
Current	47,741	49,636
Deferred	511	(12,275)
	48,252	37,361
Net income for the period	137,508	124,788
Net income (loss) attributable to non-controlling interests	(639)	613
Net income attributable to shareholders	138,147	124,175
Basic earnings per share attributable to shareholders [note 6(e)]	$0.70	$0.60
Diluted earnings per share attributable to shareholders [note 6(e)]	$0.70	$0.59

Other comprehensive loss, net of tax
Exchange differences on translation of foreign operations	(6,721)	(15,953)
Total other comprehensive loss, net of tax	(6,721)	(15,953)
Comprehensive income for the period	130,787	108,835
Comprehensive income (loss) attributable to non-controlling interests	(1,052)	294
Comprehensive income attributable to shareholders	131,839	108,541
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

For the three-month period ended March 31

	Share capital [note 6(a)]	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity	Non- controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2022	1,810,153	28,368	(226,715)	(23,289)	1,588,517	27,123	1,615,640
Comprehensive income	—	—	138,147	(6,308)	131,839	(1,052)	130,787
Dividends declared [note 7]	—	—	(33,914)	—	(33,914)	—	(33,914)
Shares repurchased, net of tax	(33,334)	—	(50,090)	—	(83,424)	—	(83,424)
Business combination and acquisition of minority interests	—	—	(171)	245	74	(245)	(171)
Issuance of share capital for equity-based plans, net of tax	688	(688)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	3,338	—	—	3,338	—	3,338
Net distributions to non-controlling interests	—	—	—	—	—	(1,489)	(1,489)
Change during the period	(32,646)	2,650	53,972	(6,063)	17,913	(2,786)	15,127
Balance, March 31, 2022	1,777,507	31,018	(172,743)	(29,352)	1,606,430	24,337	1,630,767

Balance, January 1, 2021	1,867,997	22,817	(287,621)	(20,746)	1,582,447	35,283	1,617,730
Comprehensive income	—	—	124,175	(15,634)	108,541	294	108,835
Dividends declared [note 7]	—	—	(35,822)	—	(35,822)	—	(35,822)
Shares repurchased, net of tax	(50,611)	—	(54,697)	—	(105,308)	—	(105,308)
Business combination [note 2]	—	—	—	—	—	1,073	1,073
Issuance of share capital for business combinations, net of transaction costs and tax [notes 2 and 6]	2,315	—	—	—	2,315	—	2,315
Issuance of share capital for equity-based plans, net of tax	80	(80)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	2,249	—	—	2,249	—	2,249
Net contributions from non-controlling interests	—	—	—	—	—	(201)	(201)
Change during the period	(48,216)	2,169	33,656	(15,634)	(28,025)	1,166	(26,859)
Balance, March 31, 2021	1,819,781	24,986	(253,965)	(36,380)	1,554,422	36,449	1,590,871
(see accompanying notes)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended March 31

	2022	2021
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	137,508	124,788
Add (deduct) items not involving cash
Other gains (losses)	4,424	(4,214)
Change in fair value of contingent consideration [note 4]	3,088	22,209
Contingent consideration recorded as compensation [notes 4 and 5]	18,210	—
Recognition of vesting of redeemable non-controlling interests [note 5]	3,926	—
Equity-based compensation	4,536	3,008
Amortization and depreciation	35,459	19,583
Deferred income taxes	511	(12,275)
Loss on repurchases of long-term debt [note 3]	—	24,708
Cash provided by operating activities before net change in operating assets and liabilities	207,662	177,807
Net change in operating assets and liabilities	(52,856)	11,869
Cash provided by operating activities	154,806	189,676
INVESTING ACTIVITIES
Purchase of investments	(30)	(104)
Proceeds on sale of investments	94,659	—
Additions to capital assets	(3,311)	(1,881)
Increase in other assets	2,148	1,905
Additions to intangibles	(1,564)	(3,615)
Cash paid to settle acquisition liabilities [note 4]	(18,288)	—
Acquisitions, net of cash acquired [note 2]	(5,729)	(2,314)
Cash provided by (used in) investing activities	67,885	(6,009)
FINANCING ACTIVITIES
Repayment of long-term debt	(297,500)	(549,695)
Issuance of long-term debt	80,000	331,836
Repurchase of long-term debt	—	(45,953)
Repurchase of share capital	(91,038)	(112,744)
Payment of lease liabilities	(5,210)	(3,934)
Redeemable non-controlling interest [note 5]	83,330	—
Net distributions to non-controlling interests	(1,489)	(512)
Dividends paid to shareholders [note 7]	(35,511)	(37,869)
Cash used by financing activities	(267,418)	(418,871)
Net decrease in cash and cash equivalents during the period	(44,727)	(235,204)
Cash and cash equivalents, beginning of period	230,778	483,598
Cash and cash equivalents, end of period	186,051	248,394
(*) Included in operating activities are the following:
Interest paid	9,665	18,983
Income taxes paid	52,277	44,855
(see accompanying notes)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX; NYSE: CIXX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 15 York Street, Toronto, Ontario.
CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.
1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2021.
These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on May 10, 2022.
BASIS OF PRESENTATION
The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2021.
BASIS OF CONSOLIDATION
The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.
CI’s principal subsidiaries are as follows:
•CI’s wholly owned Canadian subsidiaries include CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], CI Investment Services Inc. [“CI Investment Services”], Wealthbar Financial Services Inc. [“Wealthbar”], CI Private Counsel LP, and their respective subsidiaries. CI has a controlling interest in Marret Asset Management Inc. [“Marret”] and Aligned Capital Distributions Inc. [“Aligned”], and their respective subsidiaries.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

•CI’s U.S. subsidiaries include Balasa Dinverno Foltz LLC, Barrett Asset Management, LLC, Bowling Portfolio Management LLC, Brightworth, LLC [“Brightworth”], Budros, Ruhlin & Roe, Inc., Columbia Pacific Wealth Management, Dowling & Yahnke, LLC, Doyle Wealth Management, Gofen and Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners LLC [“OCM”], Portola Partners Group, Radnor Financial Advisors [“Radnor”], Regent Atlantic Capital, LLC [“Regent”], RGT Wealth Advisors, LLC, Segall Bryant and Hamil, LLC [“SBH”], Stavis & Cohen Financial, LLC, Surevest LLC, R.H. Bluestein & Co, The Cabana Group, LLC [“Cabana”], The Roosevelt Investment Group, Inc., and their respective subsidiaries [together, the “U.S. RIAs”]. With the exception of SBH these U.S. RIAs are wholly owned by CI’s subsidiary CI Private Wealth U.S., LLC [“CIPW”] where CI has a controlling interest as described in Note 5.
•CI has a controlling interest in its Australian subsidiary, GSFM Pty Limited [“GSFM”] and its subsidiaries.
•For subsidiaries Marret, OCM and Cabana, where CI holds a controlling interest, a non-controlling interest is recorded in the unaudited interim condensed consolidated financial statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the unaudited interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets. For subsidiaries where CI holds a controlling interest, put and call options, or other exchange agreements, with respect to the remaining minority interests in the acquired businesses may exist. CI considers the non-controlling interest to have been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income, and records a corresponding liability with respect to the present value of the amount that could be required to be paid to the minority interest holders under the agreements.
Hereinafter, CI and its subsidiaries are referred to as CI.
2.    BUSINESS ACQUISITION
[A] Acquisitions - three-month period ended March 31, 2022
No acquisitions closed during the three-month period ended March 31, 2022. The following acquisitions were announced:
Canadian Wealth Management:
On January 11, 2022, CI reached an agreement to acquire 100% of Northwood Family Office Ltd., a Canadian multi-family office. The acquisition was completed on April 1, 2022 and CI is completing its estimation of the fair values of assets acquired and liabilities assumed, including the valuation of intangible assets.
U.S. Wealth Management:
During the three-month period ended March 31, 2022, CI announced the following acquisitions and is completing its estimation of the fair values of assets acquired and liabilities assumed, including the valuation of intangible assets:
•On February 11, 2022, CI reached an agreement to acquire 100% of Galapagos Partners L.P., an investment advisory firm. The acquisition was completed on April 29, 2022.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

•On February 22, CI reached an agreement to acquire 100% of Corient Capital Partners, LLC, an ultra-high-net-worth focused wealth management firm. The acquisition was completed on April 29, 2022.
•On March 31, 2022, CI reached an agreement to acquire certain assets of Eaton Vance WaterOak Advisors, an investment advisory firm. The details of the acquisition are being finalized and it is expected to close by December 31, 2022.
[B] Acquisitions - year ended December 31, 2021
During the year ended December 31, 2021, CI completed the acquisition of controlling interests in the following Canadian and U.S. investment advisory firms, included in the Canadian and U.S. wealth management segments:
Canadian Wealth Management
•Stonegate Services Halifax
•CIPW Advisory Inc.
U.S Wealth Management
•Segall Bryant & Hamill, LLC
•Barrett Asset Management, LLC
•Brightworth, LLC
•Dowling & Yahnke, LLC
•Radnor Financial Advisors
•Portola Partners Group
•Budros, Ruhlin & Roe, Inc.
•Matrix Capital Advisors, LLC
•McCutchen Group LLC
•Odyssey Wealth Management, LLC
•Regent Atlantic Capital, LLC
•Gofen and Glossberg, LLC
•R.H. Bluestein & Co.
•Columbia Pacific Wealth Management
The acquisitions are accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction, and are included in the wealth management segment.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Asset Management:
Lawrence Park Asset Management
On May 1, 2021, CI completed the acquisition of the remaining interest in Lawrence Park Asset Management [“LPAM”], an alternative fixed-income investment firm. LPAM is included in the asset management segment. Effective July 1, 2021, LPAM amalgamated with CI Investments.
[B] Net Assets Acquired - year ended December 31, 2021
Details of the net assets acquired during the year ended December 31, 2021, at fair value, are as follows:

	U.S. Wealth Management	Canadian Wealth Management	Asset Management	Total
	$	$	$	$
Cash and cash equivalents	36,640	883	145	37,668
Accounts receivable and prepaid expenses	51,487	381	292	52,160
Capital assets	10,921	123	68	11,112
Right-of-use assets	57,340	154	—	57,494
Deferred tax	—	(6,585)	(1,344)	(7,929)
Intangibles	714,013	27,655	5,041	746,709
Other assets	854	20	24	898
Accounts payable and accrued liabilities	(102,859)	(1,655)	(233)	(104,747)
Long-term debt	(236,964)	—	—	(236,964)
Lease liabilities	(57,340)	(154)	—	(57,494)
Fair value of identifiable net assets	474,092	20,822	3,993	498,907
Non-controlling interest	5,700	5,022	—	10,722
Acquisition date fair value of initial interest	—	—	(2,016)	(2,016)
Goodwill on acquisition	1,144,182	54,340	2,463	1,200,985
Total acquired cost	1,623,974	80,184	4,440	1,708,598

Cash consideration	962,212	6,605	3,440	972,257
Share consideration	26,088	36,649	1,000	63,737
Provision for other liabilities	635,674	36,930	—	672,604
	1,623,974	80,184	4,440	1,708,598
The businesses acquired in 2021 contributed revenue of $165,837 and net income of $36,913 to CI for the year ended December 31, 2021. If the acquisitions had occurred on January 1, 2021, the consolidated pro-forma revenue and net income for the year ended December 31, 2021 would have been $2,999,089 and $472,694, respectively.
Included in intangibles are fund contracts with a fair value of $718,531 with a finite life of 12 years, indefinite-life fund management contracts of $27,807 and other intangibles of $371. Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. CI expects to generate cost synergies from bringing together the U.S. RIAs under a common platform. Such synergies identified include referring clients amongst U.S. RIAs and

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

cross border between the U.S. and Canada; cost synergies through rationalization of duplicated functions; and scale efficiencies in things such as supply contract negotiation as the U.S. RIAs become part of the much larger collective of CI. Goodwill of $1,144,182 for the U.S. RIAs is deductible for income taxes.
The acquisition agreements provided for deferred and contingent consideration payable. Deferred consideration payable of $542,505, including put options payable of $279,896, is due within one to four years from the date of acquisition. The put options represent the fair value of embedded options to exchange minority interests for cash or redeemable instruments in a subsidiary of CI, subject to specific terms as described in Note 5. Contingent consideration of $130,099 is payable in cash within one to four years from the date of acquisition, if certain financial targets are met based on EBITDA or revenue. Certain acquisition agreements also provided for contingent consideration, payable in two to three years from the date of acquisition, that is recorded as compensation and included in selling, general and administrative expenses. Details of the amount recorded are described in Note 4.
Non-controlling interests are measured at the proportionate interest in the identifiable net assets of the acquired subsidiary, at the acquisition date.
The purchase price allocations are considered to be preliminary and are subject to adjustments during the measurement period, which will not exceed twelve months from the acquisition date, as CI completes its estimation of the fair values of assets acquired and liabilities assumed, including the valuation of intangible assets.
3.LONG-TERM DEBT
Long-term debt consists of the following:

				As at	As at
				March 31, 2022	December 31, 2021
				$	$
Credit facility
Banker’s acceptances				80,000	297,500
Fiduciary Network, LLC			December 15, 2024	145,268	146,986
				225,268	444,486
Debenture principal amount	Interest rate	Issued date	Maturity date
$301 million	3.215%	July 22, 2019	July 22, 2024	300,352	300,257
$450 million	3.759%	May 26, 2020	May 26, 2025	448,379	448,278
$250 million	3.904%	September 27, 2017	September 27, 2027	249,068	249,032
$960 million USD	3.200%	December 17, 2020	December 17, 2030	1,193,723	1,207,689
$900 million USD	4.100%	June 2, 2021	June 15, 2051	1,113,180	1,126,296
				3,304,702	3,331,552
Long-term debt				3,529,970	3,776,038
Current portion of long-term debt				225,268	—

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CREDIT FACILITY
CI maintains a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on May 27, 2024. CI is within its financial covenants with respect to its credit facility, which require that the funded debt to annualized EBITDA ratio remain below 3.5:1 until June 29, 2022 and below 3.0:1 thereafter, and that CI’s assets under management not fall below $85 billion at any time. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.
DEBENTURES AND NOTES
Redemptions:
On January 18, 2021, CI redeemed the $200,000 principal amount of debentures due November 25, 2021 [the “2021 Debentures”] at an average price of $101.903, and recorded a loss of $3,805, included in other expenses. On February 19, 2021, CI redeemed the $325,000 principal amount of debentures due July 20, 2023 at an average price of $107.002 and recorded a loss of $22,755, included in other expenses.
In connection with the redemption of the 2021 Debentures, on January 18, 2021, CI terminated the interest swap agreement previously entered into on February 2, 2017 and realized a gain of $1,865, included in other expenses.
During the year ended December 31, 2021, CI repurchased $48,567 principal amount of debentures due July 22, 2024 at an average price of $104.458 and recorded a loss of $2,165, included in other expenses.
LOANS PAYABLE
In connection with an acquisition, on December 30, 2021, CI assumed a loan agreement of $116,200 USD ($146,986 CAD), maturing on December 15, 2024. The loan bears interest at a fixed amount of $1,258 USD on a quarterly basis. As the lender can terminate the loan on either December 15, 2022 or December 15, 2023, the loan payable has been included in the current portion of long-term debt as at March 31, 2022.
4. PROVISIONS AND FOR OTHER FINANCIAL LIABILITIES
CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI has made provisions based on current information and the probable resolution of such claims, proceedings and investigations, as well as severance and amounts payable in connection with business acquisitions. The movement in provisions and other financial liabilities during the three months ended March 31, 2022 and the year ended December 31, 2021, are as follows:

	Provisions	Acquisition liabilities	Provisions	Acquisition liabilities
	March 31, 2022	March 31, 2022	December 31, 2021	December 31, 2021
	$	$	$	$
Provisions and other financial liabilities, beginning of period	41,259	910,814	46,181	337,371
Additions	427	—	23,478	743,426
Amounts used	(2,691)	(389,467)	(28,390)	(324,272)
Amounts reversed	(53)	(15,402)	(10)	(1,842)
Fair value change - acquisition liabilities	—	5,570	—	157,102
Translation - acquisition liabilities	—	(9,508)	—	(971)
Provisions and other financial liabilities, end of period	38,942	502,007	41,259	910,814
Current portion of provisions and other financial liabilities	4,660	289,291	6,942	565,490
ACQUISITION-RELATED LIABILITIES
Included in provisions and other financial liabilities in connection with business acquisitions are:

	As at	As at
	March 31, 2022	December 31, 2021
Deferred consideration	116,521	136,053
Fair value of contingent consideration	328,155	346,894
Fair value of put arrangements	57,331	427,867
Total acquisition liabilities	502,007	910,814
Deferred consideration represents guaranteed deferred payments on acquisitions and typically settle in 90 to 270 days.
Contingent consideration represents the estimated fair value of earn-out payments tied to the acquired companies exceeding certain predefined financial metrics, and is revalued on a quarterly basis. During the three-month period ended March 31, 2022, compensation expense of $2,482 [three-month period ended March 31, 2021 – nil] is included in contingent consideration payable and selling, general and administrative expenses.
The total maximum potential payout of contingent earn-out arrangements as stipulated in the respective purchase agreements was $687,290 as at March 31, 2022 [December 31, 2021 – $715,105].
Put options represent the fair value of embedded options in the acquisition purchase agreements to exchange minority interests for cash or redeemable instruments in a subsidiary of CI, subject to specific terms, and are revalued on a quarterly basis.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

The majority of put options payable as at December 31, 2021 were satisfied with the issuance of redeemable instruments in one of CI’s subsidiaries in January 2022 as disclosed in Note 5.
Included in total acquisition liabilities are foreign translation adjustments since the date of the acquisitions. Fair value adjustments to the acquisition liabilities are included in the change in fair value of contingent consideration.
During the three-month period ended March 31, 2022, CI paid cash of $18,288 to settle acquisition liabilities.
LITIGATION AND RESTRUCTURING
CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.
CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the three-month period ended March 31, 2022 and 2021, no insurance proceeds were received related to the settlement of legal claims.
During the three-month period ended March 31, 2022, CI recorded provisions of $427 for legal and severance [December 31, 2021 – $23,478]. As at March 31, 2022, a provision of $38,942 remains [December 31, 2021 – $41,259].
5. REDEEMABLE NON-CONTROLLING INTERESTS
On January 1, 2022, CI established CIPW to serve as the holding entity for its U.S. wealth management acquisitions. The Company acquired the remaining stakes in the wealth management businesses it did not fully own in exchange for an interest in CIPW. In addition, certain former owners of its U.S. wealth management acquisitions and others invested cash in CIPW in exchange for redeemable units of CIPW (“CIPW units”). In certain cases, the Company has provided bridge financing to purchase units, which are full recourse loans with customary interest rates, totaling $79,719 ($63,767 USD) and included in other assets. These loans are expected to be transferred to a third party institution later in 2022. CI also settled a contingent consideration obligation in CIPW units. Lastly, CI granted restricted redeemable units of CIPW to certain employees, subject to vesting provisions while still employed. The units can only be sold to CI.
Under the terms of the unit agreement underlying CIPW, only employees can hold the units while employed which can only be sold to the Company based on a predefined valuation formula, which serves as a proxy for fair value of the unit. In addition, if a unitholder leaves or retires before December 2024, they receive the lower of their purchase price or fair market value. Due to these conditions, the units are considered cash settled awards granted to employees, and compensation expense for the excess of the formula price over the price paid by employees is recognized over the vesting period to December 2024 and is included in selling, general and administrative expenses.
The Company recorded an expense related to the accrual of distributions of earnings payable to the unit holders as of March 31, 2022 which is included in selling, general and administrative expenses.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

As of March 31, 2022, the Company recorded compensation expense related to the CIPW units as follows:

3 months ended
March 31, 2022
Recognition of vesting of CIPW units	3,926
Distributions	9,641
Total	13,566
CI’s liability related to CIPW units is as follows:

As of
March 31, 2022
Settlement of December 31, 2021 put options payable	364,594
Subscriptions for CIPW units	172,918
Settlement of contingent consideration	15,728
Recognition of vesting of CIPW units	3,926
Distribution payable	9,641
Translation	(2,742)
Balance, March 31, 2022 ($451,120 USD)	564,064
Unrecognized compensation expense based on the March 31, 2022 formula price is $61,171 [$48,929 USD].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

6.SHARE CAPITAL
A summary of the changes to CI’s share capital for the period is as follows:
[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2020	210,358	1,867,997
Issuance for acquisition of subsidiaries, net of issuance costs	3,712	78,916
Issuance of share capital for equity-based plans, net of tax	799	10,825
Share repurchases, net of tax	(17,447)	(147,585)
Common shares, balance, December 31, 2021	197,422	1,810,153
Issuance of share capital on exercise of share options	1	8
Issuance of share capital for equity-based plans, net of tax	49	680
Share repurchases, net of tax	(4,485)	(33,334)
Common shares, balance, March 31, 2022	192,987	1,777,507
[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN
CI has an employee incentive share option plan. The maximum number of shares that may be issued under the Share Option Plan is 14,000 thousand shares. As at March 31, 2022, there are 552 thousand shares [December 31, 2021 – 811 thousand shares] reserved for issuance on exercise of share options. These options vest over periods of up to five years, may be exercised at prices ranging from $18.99 to $28.67 per share and expire at dates up to 2029. During the three months ended March 31, 2022, CI credited contributed surplus for $48 related to compensation expense recognized for the options [three months ended March 31, 2021 - $98] .

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2020	2,606	26.38
Options exercisable, December 31, 2020	2,020	28.44
Options exercised (*)	(3)	27.44
Options cancelled	(1,792)	28.41
Options outstanding, December 31, 2021	811	21.88
Options exercisable, December 31, 2021	274	27.53
Options exercised	(3)	18.99
Options cancelled	(255)	27.40
Options outstanding, March 31, 2022	552	19.34
Options exercisable, March 31, 2022	150	20.28
Options outstanding and exercisable as at March 31, 2022 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	532	6.9	130
28.67	20	0.9	20
18.99 to 28.67	552	6.7	150
[C] RESTRICTED SHARE UNITS
CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.
A summary of the changes in the RSU Plan is as follows:

Number of RSUs [in thousands]	2022	2021
RSUs outstanding, beginning of year	1,437	504
Granted, excluding dividends	1,377	1,783
Granted, dividends	47	58
Exercised	—	(849)
Forfeited	—	(59)
RSUs outstanding, end of period	2,861	1,437
During the three months ended March 31, 2022, CI credited contributed surplus for $4,488 related to compensation expense recognized for the RSUs [three months ended March 31, 2021 – $2,935].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI uses a trust to hold CI’s common shares, to fulfill obligations to employees arising from the RSU Plan. The common shares held by the trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.
[D] DEFERRED SHARE UNITS
The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.
During the three months ended March 31, 2022, 9 thousand DSUs were granted, and nil DSUs were exercised [December 31, 2021 – 14 thousand DSUs, and nil exercised]. An expense recovery of $117 was recorded during the three months ended March 31, 2022 [three months ended March 31, 2021 – $128]. As at March 31, 2022, included in accounts payable and accrued liabilities is an accrual of $1,128 for amounts to be paid under the DSU Plan [December 31, 2021 – $1,245].
[E] BASIC AND DILUTED EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per common share for the three-month period ended March 31:

	3 months ended	3 months ended
[in thousands]	March 31, 2022	March 31, 2021
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$138,147	$124,175

Denominator:
Weighted average number of common shares - basic	196,112	207,476
Weighted average effect of dilutive stock options and RSU awards (*)	856	1,869
Weighted average number of common shares - diluted	196,968	209,345

Net earnings per common share attributable to shareholders
Basic	$0.70	$0.60
Diluted	$0.70	$0.59
(*) The determination of the weighted average number of common shares - diluted excludes 20 thousand shares related to stock options that were anti-dilutive for the three months ended March 31, 2022 [three months ended March 31, 2021 - 923 thousand shares].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

[F] MAXIMUM SHARE DILUTION
The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at April 30, 2022:

[in thousands]
Shares outstanding at April 30, 2022	192,908
Options to purchase shares	552
RSU awards	2,811
196,271
7.DIVIDENDS
The following dividends were paid by CI during the three months ended March 31, 2022:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2021	January 14, 2022	0.18	35,511
Paid during the three-month period ended March 31, 2022			35,511
The following dividends were declared but not paid during the three months ended March 31, 2022:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
March 31, 2022	April 15, 2022	0.18	34,738
June 30, 2022	July 15, 2022	0.18	34,737
Declared and accrued as at March 31, 2022			69,475
The following dividends were paid by CI during the three months ended March 31, 2021:

Record date	Payment date	Cash dividend per share	Total dividend amount
		$	$
December 31, 2020	January 15, 2021	0.18	37,869
Paid during the three-month period ended March 31, 2021			37,869

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

8.FINANCIAL INSTRUMENTS
The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	March 31, 2022	December 31, 2021
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	186,051	230,779
Investments	35,311	131,772
Other assets	55,847	48,560
Amortized cost
Client and trust funds on deposit	1,347,616	1,199,904
Accounts receivable	241,026	242,154
Other assets	308,900	59,172
Total financial assets	2,174,751	1,912,341

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	385,486	774,761
Redeemable non-controlling interests	564,064	—
Amortized cost
Accounts payable and accrued liabilities	289,286	351,495
Provisions for other liabilities	155,463	177,312
Dividends payable	69,475	71,072
Client and trust funds payable	1,363,874	1,202,079
Long-term debt	3,529,970	3,776,038
Total financial liabilities	6,357,618	6,352,757
CI’s investments as at March 31, 2022 and December 31, 2021 include CI’s marketable securities, which comprise of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at March 31, 2022, also include securities owned, at market, consisting of money market and equity securities. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. There have been no transfers between Level 1, Level 2 and Level 3 during the period [Year ended December 31, 2021 – a Level 3 investment of $202 was transferred to Level 1].

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Investments consist of the following as at March 31, 2022:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	20,377	16,722	—	3,655
Securities owned, at market	14,934	14,934	—	—
Total investments	35,311	31,656	—	3,655
Investments consist of the following as at December 31, 2021:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	116,879	33,278	79,946	3,655
Securities owned, at market	14,893	14,893	—	—
Total investments	131,772	48,171	79,946	3,655
Included in other assets are long-term private equity strategic investments of $202 [December 31, 2021 – $202] valued using Level 1 inputs and $55,644 [December 31, 2021 – $48,358] valued using Level 3 inputs.
Included in provisions and other financial liabilities as at March 31, 2022 is put options payable on non-controlling interests of $57,331 [December 31, 2021 – $427,867] and contingent consideration payable of $328,155 [December 31, 2021 – $346,894]. The fair value of the put option payable and contingent consideration payable was determined using a combination of the discounted cash flow or earnings multiple methods, and Monte-Carlo simulations, which are based on significant inputs that are considered Level 3 inputs. This approach also included assumptions regarding the timing in which the minority shareholders will require CI to purchase these non-controlling interests.
Long-term debt as at March 31, 2022 includes debentures with a fair value of $3,060,213 [December 31, 2021 – $3,520,159], as determined by quoted market prices, which have been classified as Level 2 in the fair value hierarchy.
9.    CAPITAL MANAGEMENT
CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations. CI’s capital comprises shareholders’ equity and long-term debt (including the current portion of long-term debt).
CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at March 31, 2022, cash and cash equivalents of $25,331 [December 31, 2021 – $21,695] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at March 31, 2022 and December 31, 2021, CI met its capital requirements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

CI’s capital consists of the following:

	As at	As at
	March 31, 2022	December 31, 2021
	$	$
Shareholders’ equity	1,606,430	1,588,517
Long-term debt	3,529,970	3,776,038
Total capital	5,136,400	5,364,555
10.    SEGMENTED INFORMATION
Effective January 1, 2022, CI has changed its reporting to three reportable segments: Asset Management, Canada Wealth Management and U.S. Wealth Management. Previously, the Canada Wealth Management and the U.S. Wealth Management were combined in a single segment. This change was a result of the establishment of CIPW and a change in how management evaluates CI’s business and allocates resources. Prior period amounts have been restated to conform to the new segment disclosures for comparative purposes.
•The Asset Management segment includes the results of our asset management business in Canada, which operates under the brand CI Global Asset Management in addition to our asset management business in Australia.
•The Canada Wealth Management segment includes the results of our wealth management operations in Canada which operate under the brands Assante Wealth Management, CI Private Counsel, CI Investment Services, CI Direct Investing and Aligned Capital.
•The U.S. Wealth Management segment comprises 22 wealth management businesses which operate under the brand CI Private Wealth in addition to 2 strategic investments in alternative platforms.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information as at and for the three-month period ended March 31, 2022 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations & non-segmented items	Total
	$	$	$	$	$
Asset management fees	442,499	—	—	(4,876)	437,623
Trailer fees and deferred sales commissions	(143,901)	—	—	8,612	(135,289)
Net asset management fees	298,598	—	—	3,736	302,334
Canada wealth management fees	—	185,717	—	(47,471)	138,246
U.S. wealth management fees	—	—	164,479	—	164,479
Other revenue	10,178	17,112	4,762	(10,406)	21,646
Foreign exchange gains	11,398	62	9	—	11,469
Other losses	(4,414)	—	(10)	—	(4,424)
Total net revenues	315,760	202,891	169,240	(54,141)	633,750

Selling, general and administrative	96,783	41,428	136,856	(15,434)	259,633
Advisor and dealer fees	—	145,615	—	(38,707)	106,908
Interest and lease finance	1,030	210	511	34,125	35,876
Amortization and depreciation	4,993	2,466	3,917	—	11,376
Amortization of intangible assets from acquisitions	610	1,571	21,902	—	24,083
Transaction, integration, restructuring and legal settlements	(917)	835	3,882	—	3,800
Change in fair value of contingent consideration	4,020	—	(932)	—	3,088
Other expenses	(20)	2,875	371	—	3,226
Total expenses	106,499	195,000	166,507	(20,016)	447,990

Income before income taxes	209,261	7,891	2,733	(34,125)	185,760
Provision for income taxes					48,252
Net income for the period					137,508

Indefinite life intangibles
Goodwill	1,312,962	308,584	1,589,596	—	3,211,142
Fund contracts	1,775,257	—	28,282	—	1,803,539
Total indefinite-life intangibles	3,088,219	308,584	1,617,878	—	5,014,681

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Segmented information for the three-month period ended March 31, 2021 is as follows:

	Asset Management	Canada Wealth Management	U.S. Wealth Management	Intersegment eliminations & non-segmented items	Total
	$	$	$	$	$
Asset management fees	429,248	—	—	(4,126)	425,122
Trailer fees and deferred sales commissions	(141,093)	—	—	8,393	(132,700)
Net asset management fees	288,155	—	—	4,267	292,422
Canada wealth management fees	—	164,410	—	(44,840)	119,570
U.S. wealth management fees	—	—	44,688	—	44,688
Other revenue	20,805	13,887	548	(8,556)	26,684
Foreign exchange gains	8,223	1,233	10,745	—	20,201
Other gains	4,214	—	(78)	—	4,136
Total net revenues	321,397	179,530	55,903	(49,129)	507,701

Selling, general and administrative	102,836	34,573	27,291	(12,811)	151,889
Advisor and dealer fees	—	131,410	—	(36,318)	95,092
Interest and lease finance	585	70	87	20,580	21,322
Amortization and depreciation	6,685	2,357	987	—	10,029
Amortization of intangible assets from acquisitions	510	1,021	8,023	—	9,554
Transaction, integration, restructuring and legal settlements	138	541	175	—	854
Change in fair value of contingent consideration	—	—	22,209	—	22,209
Other expenses	314	8,452	1,129	24,708	34,603
Total expenses	111,068	178,424	59,901	(3,841)	345,552

Income before income taxes	210,329	1,106	(3,998)	(45,288)	162,149
Provision for income taxes					37,361
Net income for the period					124,788

As at December 31, 2021
Indefinite life intangibles
Goodwill	1,312,543	308,554	1,634,845	—	3,255,942
Fund contracts	1,774,050	—	28,617	—	1,802,667
Total indefinite-life intangibles	3,086,593	308,554	1,663,462	—	5,058,609

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

Geographic segment information:

	3 months ended	3 months ended
	March 31, 2022	March 31, 2021
Revenue from external customers	$	$
Canada	588,736	561,871
United States	170,787	57,104
Australia	9,516	21,426
Total	769,039	640,401

	As at	As at
	March 31, 2022	December 31, 2021
Non-current assets	$	$
Canada	3,672,884	3,669,613
United States	3,029,795	3,039,774
Australia	112,970	111,069
Hong Kong	28	71
Total	6,815,677	6,820,527
11. AMORTIZATION AND DEPRECIATION
The following table provides details of amortization and depreciation:

	3 months ended	3 months ended
	March 31, 2022	March 31, 2021
	$	$
Depreciation of capital assets	2,995	3,144
Depreciation of right-of-use assets	5,106	3,039
Amortization of intangibles	26,910	11,960
Amortization of debenture transaction costs	448	1,440
Total amortization and depreciation	35,459	19,583
12.    CHANGE IN FUNCTIONAL CURRENCY
Effective January 1, 2022, the functional currency of all companies within the U.S. Wealth management segment is now the U.S. dollar. Prior to this date, the functional currency of the parent company owning the U.S. RIA’s was considered to be the Canadian dollar. Due to the recent reorganization and formation of CIPW, the operations are considered distinct and independent of the Canadian business. The foreign currency translation previously recorded in the statement of income will now be recorded in the statement of other comprehensive income.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2022 and 2021 • [in thousands of Canadian dollars, except per share amounts]

13. UPDATE ON COVID-19
CI is continuing to monitor the impact of the COVID-19 pandemic and is managing expenses accordingly. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.
14.    COMPARATIVE FIGURES
Effective January, 1, 2022, CI has changed the presentation of the statement of income and comprehensive income to provide users of the financial statements more information to analyze CI’s revenue and expenses. These changes were applied retrospectively to the prior year.